Performance

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Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 4/30/2012
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**5.23%**	**5.28%**	**14.32%**	**3.19%**	**5.09%**	**6.55%**
S&P 500® Index[3]	7.08	4.75	19.46	1.01	4.70	8.21
Barclays Aggregate Bond Index[4]	0.53	7.54	7.06	6.37	5.71	6.24
Dividend Growth Class I	**4.75**	**3.51**	**19.09**	**4.14**	--	**7.90**
S&P 500® Index[3]	7.08	4.75	19.46	1.01	--	4.88
Dividend Growth Class S	**4.78**	**3.35**	**18.83**	**3.87**	--	**6.18**
S&P 500® Index[3]	7.08	4.75	19.46	1.01	--	3.43
Global Dividend Growth[5] Class I	**4.25**	**-2.20**	--	--	--	**40.34[1]**
Global Dividend Growth[5] Class S	**4.20**	**-2.42**	--	--	--	**39.08[1]**
Composite Index[6]	5.53	-2.59	--	--	--	21.24[1]
S&P 500® Index[3]	7.08	4.75	--	--	--	29.76[1]
MSCI EAFE Index[7]	3.19	-12.82	--	--	--	8.54[1]
Large Cap Growth	**8.00**	**5.78**	**16.35**	**2.78**	**5.30**	**9.70**
Russell 1000® Growth Index[8]	8.06	7.26	21.44	4.11	5.16	10.65
Mid Cap Growth	**8.94**	**2.27**	**20.92**	**2.83**	**6.46**	**11.89**
Russell Midcap® Growth Index[9]	6.77	0.78	23.57	3.55	7.50	--
International Growth[5]	**5.10**	**-9.77**	**13.97**	**-3.74**	**2.89**	**3.67**
MSCI EAFE Growth Index[10]	5.27	-10.05	14.19	-2.89	5.36	3.59
Small Cap Growth[11]	**6.90**	**1.62**	**23.19**	**4.05**	**6.78**	**10.77**
Russell 2000® Growth Index[12]	3.66	-4.42	21.83	3.27	6.06	6.64
Developing Markets Growth[5]	**2.05**	**-11.84**	**16.18**	**1.00**	**10.50**	**5.08**
MSCI Emerging Markets Index[13]	0.65	-14.78	15.68	1.13	11.26	4.36

Average Annual Total Returns - Fixed Income Funds

As of 4/30/2012
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[14]	**1.37%**	**3.07%**	**4.74%**	**5.37%**	**4.39%**	**6.36%**
Barclays Interm. Gov't Index[15]	0.01	5.57	4.00	5.56	4.77	6.52
Tax-Free Income[16]	**1.77**	**13.65**	**9.84**	**3.86**	**3.81**	**5.42**
Barclays 5-Year Municipal Index[17]	0.35	6.39	5.25	5.79	4.73	5.76
Minnesota Tax-Free Income[16,18]	**1.06**	**11.89**	**9.40**	**5.08**	**4.90**	**5.15**
Barclays 5-Year Municipal Index	0.35	6.39	5.25	5.79	4.73	5.03

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The Composite Index is comprised of 60% S&P 500® Index and 40% MSCI EAFE Index.

(7) The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. & Canada. The MSCI EAFE Growth Index measures the growth oriented developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(8) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(9) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(10) The MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(11) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(16) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(17) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(18) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
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Performance

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Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 4/30/2012
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.75%	1.56%
Dividend Growth Class S	1.50	1.33
Global Dividend Growth[2] Class I	2.02	1.76
Global Dividend Growth[2] Class S	1.78	1.54

Current Yields and Distribution Rates - Fixed Income Funds

As of 4/30/2012
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities[3]	2.02%	2.68%	0.01778
Tax-Free Income[4]	4.57	4.55	0.03327
Minnesota Tax-Free Income[4,5]	3.85	4.24	0.03386

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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May 3, 2012

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

First Quarter 2012 Markets in Review

U.S. Treasury yields rose and the yield curve steepened during the first quarter of 2012. Treasury prices declined commensurately with declining expectations for a third round of Federal Reserve-backed asset price inflation initiatives. Longer tax-exempt yields decreased during the quarter, while intermediate tax-exempt yields increased. Shorter tax-exempt yields were relatively unchanged. Tax-exempt municipals posted solid returns for the quarter. Year-to-date issuance remains low, with year-to-date issuance the second lowest in the most recent 6-year period. The tax-exempt yield curve remains historically steep.

U.S. Equity markets experienced very strong performance in the first quarter of 2012, with the S&P 500 Index gaining +12.6%. Globally, the U.S. Ranked 19th out of 33 countries for the first quarter of 2012.

Municipal Bond Funds May Pay Taxable Dividends

The Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund paid a small percentage of income (less than 1%) for 2011 that was taxable. The Funds' portfolios include bonds that were purchased at both discounts and premiums. The ratio of income received was slightly higher for "discount" bonds than for the "premium" bonds so a small portion of the income was deemed taxable. For more information about taxable distributions from tax-free funds, see full article.

April Performance Returns Available

Sit Mutual Funds' April 2012 performance returns are available. To view the results go to the Performance page.

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